FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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EXHIBIT  NO.          DESCRIPTION

99.1                            Press Release dated November 17, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: November 17, 2008	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

NEWS RELEASE

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: CSM, CSM.WT
November 17, 2008	AMEX: SMC

HIGH GRADE GOLD INTERSECTED AT OROSI; NEW
RESOURCE ESTIMATION IN PROGRESS FOR LIMON &
OROSI

EXPLORATION UPDATE

TORONTO, ONTARIO - Central Sun Mining Inc. ("Central Sun" or the "Company") (TSX:CSM)(TSX:CSM.WT)(AMEX:SMC) is pleased to provide the final results from its successful 2008 exploration program at the Limon and Orosi Mine areas and the Mestiza-La India project in Nicaragua.

“The 2008 exploration program has been very successful; we have achieved our objectives of outlining new gold zones that will likely significantly increase the economic mineral resources in the two mining areas. We have developed a much greater understanding of the nature and distribution of the gold mineralization within these extensive epithermal systems which will allow for more efficient and focussed exploration in the future. We have identified a number of priority target areas for the 2009 exploration program. Infrastructure upgrades and technical training have been ongoing throughout the year and a strong professional exploration team of Nicaraguan personnel has been developed. A new resource estimation is underway for the new gold zones in both mining areas.” commented Dr. Bill Pearson, P.Geo., Executive Vice President Exploration.

A conference call is scheduled for analysts and investors on Monday, November 17, 2008 at 2 p.m. (EST) to discuss exploration, operations and Q3 2008 financial results.

Orosi Mine Area

The Orosi Mine is an open pit mine that has produced 260,000 ounces of gold and currently has a Proven and Probable mineral reserves primarily in the Mojon-Crimea zone of 11.0 million tonnes at 1.44 grams of gold per tonne containing 510,000 ounces of gold (see Press Release dated May 8, 2008). Central Sun is currently converting the Orosi open pit mine from a heap leach operation to a conventional milling operation that will improve gold recoveries from approximately 40% to over 90%. The 2008 exploration program focussed on testing gold mineralization targets that could add resources and reserves within five (5) kilometres of the processing plant.

Exploration diamond drilling totaling 13,796 metres in 82 holes was completed in 2008 in the Orosi Mine area. Targets tested as shown below in Figure 1 include the following areas: San Juan (30 holes); Los Angeles (3 holes); Quernos do Oro (10 holes); Mojon SW and NE Extensions (17 holes); Victoria-Santa Maria (14 holes); and Gobierno (8 holes) .

San Juan is a potential new higher grade open pit mining target located 5 kilometres south of the processing plant as shown in Figure 1. As previously reported (see press release September 8, 2008), the results of the initial wide-spaced drilling of 12 holes totaling 2,036 metres over an approximate 800 metre strike length were very positive. Follow-up definition drilling at San Juan confirmed the new gold zone; sixteen (16) holes totaling 2,000 metres at spacings of approximately 50 metres by 50 metres have been completed. Complete results from these holes are given in Table 1 and shown in Figure 2, a vertical longitudinal section. Highlights are as follows:

•	58.69 g Au/t (18.58 g/t with highs cut to 25 g/t) over a true width of 4.4m in SJ-08-14
•	38.58 g Au/t (14.42 g/t with highs cut to 25 g/t) over a true width of 2.8m in SJ-08-15
•	14.45 g Au/t (4.30 g/t with highs cut to 25 g/t) over a true width of 7.7m in SJ-08-16
•	7.68 g Au/t over 2.7m true width in SJ-08-18
•	4.17 g Au/t over 3.5m true width in SJ-08-21
•	4.04 g Au/t over 5.0m true width in SJ-08-22
•	4.51 g Au/t over 4.2m true width in SJ-08-28

The Los Angeles vein structure located adjacent to San Juan and probably representing a related splay structure adds potential magnitude to the new San Juan gold zone (see Figure 1). Three (3) holes totaling 565 metres as previously reported, tested targets at shallow depths in the Los Angeles target area. Complete results from these holes are given in Table 1. Highlights are as follows:

•	13.04 g Au/t (12.31g/t with highs cut to 25g/t) over 5.0 m true width in AN-08-02 (at a vertical depth of 30 metres).
•	2.61 g Au/t over 4.5 m true width in AN-08-01 (at a vertical depth of about 20 m).

Drill testing of four (4) holes totaling 796 metres to test potential splay structures of the Mojon-Crimea structure in the Santa Elena (Desconocida) area approximately two (2) kilometres northeast of the milling facility (within circle of Mojon NE area shown in Figure 1) returned excellent results as follows:

•	13.49 g Au/t (8.42g/t with highs cut of 25 g/t) over 2.1m true width in DES-08-03
•	11.77 g Au/t (6.09g/t with highs cut to 25 g/t) over a true width of 4.0m in DES-08-02

•	4.44 g Au/t over a true width of 2.3m and 7.20 g Au/t over a true width of 1.5m in DES-08-01

Geological mapping and the three (3) wide spaced exploration drill holes confirmed that the NE extension of the Mojon-Crimea structure is truncated by a major east-northeast striking fault in the Santa Elena area near the Gubierno target area where the induced polarization anomalies were outlined. The holes at Gobierno as previously reported confirmed the presence of widespread disseminated pyrite within a variety of hydrothermally clay-altered breccias however these breccias appear to be later stage and unrelated to gold mineralization. Further northeast, the Mojon-Crimea structure re-emerges south of the fault and this area will be a major focus of exploration in 2009.

The Cuernos de Oro structure located 2 kilometres north of the mine has been tested by 10 holes totaling 1,114 metres spaced at approximately 100 metre intervals over a strike length of one (1) kilometre. Results from the ten holes intersected a mineralized gold structure from 1.4 metres to 2.5 metres true width; the best results were 2.08 g Au/t over a true width of 3.0 metres in Hole CO-08-10 and 2.95 g Au/t over a 0.8 metre true width in Hole CO-08-08. This target area will likely be set aside for the small miners to fulfill requirements under Nicaraguan law that 1% of the area of the mining concession be allocated for exploitation by small miners.

Dr. Bill Pearson, Ph.D., Executive Vice President Exploration commented: “The positive results of our 2008 exploration program have confirmed the excellent potential to significantly expand known resources and outline new open pittable gold reserves at Orosi. A block model resource estimation is in progress for San Juan. This zone is open along strike in both directions as well as at depth and represents excellent new mining potential at Orosi. In addition, there is excellent potential to outline additional resources with further drilling on the adjacent Los Angeles target. This area will be a priority target in the 2009 exploration program.”

Limon Mine Area

Definition drilling has been completed on the new Santa Pancha southern extension zone as shown on vertical longitudinal section below in Figure 3. The Santa Pancha structure, located about 4 kilometres east of the Limon processing plant, strikes N20E and extends for approximately 2.5 kilometres along strike. The Santa Pancha orebody, which has the highest grade within the Limon Mine area deposits, is currently being mined on the 100 metre level at a reserve grade of approximately 5.6 g Au/t.

In 2008 Central Sun completed 7,055 metres of diamond drilling in 25 holes. This drilling outlined a mineralized zone that extends at least 500 metres along strike and 150 metres vertically. Gold mineralization occurs within a north-south striking, steeply dipping epithermal quartz vein breccia zone that averages approximately 15 metres thick. The highest grade gold values within this zone are associated with zones of very fine-grained, laminated chalcedonic quartz. Highlights from the 2008 program at Santa Pancha are as follows:

•	5.83 g Au/t (4.99 g/t with highs cut to 25 g/t) over 12.3m true width in LM-08-01
•	4.54 g Au/t over 15.0m true width in LM-08-03
•	7.22 g Au/t over 2.6m true width in LM-08-04

•	6.25 g Au/t over 5.0m true width in LM-08-11
•	7.34 g Au/t over 3.8m true width in LM-08-12
•	8.76 g Au/t (6.21 g/t with highs cut to 25 g/t) over 15.4m in LM-08-13
•	6.70 g Au/t over 6.6m true width in LM-08-14
•	9.83 g Au/t over 6.4m true width in LM-08-19
•	6.05 g Au/t over 18.0m true width in LM-08-21
•	198.69 g Au/t (7.90 g/t with highs cut to 25 g/t) over 5.3 true width in LM-08-22

Dr. Bill Pearson, P.Geo., Executive Vice President, Exploration commented, "The closer spaced drilling has provided much better definition of the distribution of gold mineralization within this extensive structure and we have consistently obtained very good results throughout the exploration drill program. Our experience from underground mining is that the mine grades tend to be higher than those indicated in the drill holes. A block model mineral resource estimate is currently being prepared. The Limon mine department is preparing a conceptual mine plan to outline the exploration drilling and development required in 2009 to bring the new zone into the mineral reserve category.”

Mestiza-La India Area

At Mestiza-La India, located 70 kilometres east of Limon, Magnetic, Resistivity and Induced Polarization (IP) surveys have been conducted on 50.6 line kilometres along with geological mapping, sampling, prospecting and data compilation. Geological mapping indicates it is likely that a complete epithermal system is exposed from the lower intrusive at La India 10 kilometres to the southeast to high level quartz veins at Mestiza. Vertically, the system appears to extend from about 500 metres to perhaps as much as 900 metres. Historic production from 1938 to 1955 at La India was 575,000 ounces of gold from 1.73 million tonnes grading 13.4 g Au/t. The Tatiana vein on the Mestiza property contains an inferred mineral resource of 558,000 tonnes at 8.80 g Au/t containing 158,600 ounces of gold (see Technical Report dated March 31, 2008 posted on SEDAR). This vein has now been traced for a strike length of 5km.

Significantly higher resistivity anomalies are associated with all of the major veins that are known on the property including the Tatiana, Espinito, Guapinol, and Constancia-America showings. The strongest resistivity high with a strike length over 800 m is associated with the Guapinol vein in the middle of the Mestiza-La India property. This anomaly persists to the maximum depth sampled in both the resistivity and chargeability data. A north-south trending resistive structure is located in the previously unexplored southwest part of the grid. This trend is potentially the northward strike extension of the La India vein.

The geophysical surveys resulted in eight (8) significant targets being outlined for drilling including the Guapinol, Espinito, Norte de La India, and Tatiana anomalies. Geological mapping and sampling has confirmed the presence of gold mineralized quartz veins in the areas of these anomalies. A particular focus has been on defining areas with potential conjugate veins sets where a greater density of veining could yield potential open pittable targets. Data from this work is currently being compiled; assays on a number of the samples are pending. A 2,500 m drill program was planned to evaluate these anomalies in 2008 however it has been deferred until later.

SAMPLING, ASSAYING AND QUALITY CONTROL

The core (NQ 47.6 mm) was logged, photographed and then sawn in half with one-half sent to the laboratory for analysis and the other half retained and stored on site. All core samples were prepared and assayed at the Company’s Limon Mine laboratories. The Limon mine laboratory has a separate preparation circuit for exploration samples so that these are prepared and analyzed separately from run-of-mine samples.

The Limon Mine laboratory uses normal industry procedures. The entire half-core samples are crushed to pass 10-mesh-size sieve, a 1/4 split is then pulverized to have greater than 90% passing the 200-mesh-sized sieve to produce a 100 gram homogenized sub-sample. A one-assay ton aliquot (a 29.2 gram sub-sample) is used for fire assaying with an atomic absorption (AA) or gravimetric finish to determine gold concentration. Internal quality control includes the use of blanks, duplicates and standards in every batch of samples. The Company also conducts internal check assaying. Regular external check assays are performed at a certified Canadian commercial laboratory and certified external reference standards are inserted into each batch.

CONFERENCE CALL

TORONTO, ONTARIO - Central Sun Mining Inc. ("Central Sun" or the "Company") (TSX:CSM)(TSX:CSM.WT)(AMEX:SMC) has scheduled a conference call for analysts and investors on Monday, November 17, 2008 at 2 p.m. (EST) to discuss Q3 2008 financial results and provide an update on its exploration and operations activities.

Messrs. Peter Tagliamonte, President and Chief Executive Officer; Bill Pearson, Executive Vice President, Exploration; Graham Speirs, Chief Operating Officer and Denis Arsenault, Chief Financial Officer will be available to answer questions during the call.

To participate in the conference call, please dial 416-695-9753 or 1-877-461-2814 about five minutes prior to the start of the call.

A live audio webcast of the conference call will be available at www.centralsun.ca.

An archived recording of the call will be available at 416-695-5800 or 1-800-408-3053 (Passcode #3275221) until November 24, 2008 11:59 p.m. An archived recording of the webcast will also be available on the Company's website.

Table 1A: Summary of Drilling Results San Juan, Los Angeles, Cuernos do Oro, Mojon, Victoria-Santa Maria and Gobierno Target Areas, Orosi

Hole(i)	From (metres)	To (metres)	Core Length (metres)	True Width (metres)	Gold (g/t)		Zone
					Uncut	Cut(ii)
San Juan

SJ-08-014	48.76	54.86	6.10	4.4	58.69	18.58	San Juan
SJ-08-015	104.72	109.62	4.88	2.8	38.58	14.42	San Juan
SJ-08-016	54.86	66.93	12.07	7.7	14.45	4.30	San Juan
SJ-08-017	59.54	63.13	3.89	3.4	1.32		San Juan
SJ-08-018	70.40	74.40	4.00	2.7	7.68		San Juan
SJ-08-019	105.50	107.14	1.64	0.9	1.38		San Juan
SJ-08-020	72.45	74.28	1.83	1.2	1.01		San Juan
SJ-08-021	94.45	98.45	4.00	3.5	4.17		San Juan
SJ-08-022	146.65	153.65	7.00	5.0	4.04		San Juan
SJ-08-023	182.36	184.30	2.00	1.6	1.22		San Juan
SJ-08-024	161.12	163.06	1.94	1.1	0.94		San Juan
SJ-08-025	117.73	118.87	1.14	0.9	1.17		San Juan
SJ-08-026	79.24	95.65	11.54	8.0	0.85		San Juan
SJ-08-027	118.54	121.48	2.94	1.5	1.54		San Juan
SJ-08-028	80.15	85.00	4.85	4.2	4.51		San Juan
SJ-08-029	28.95	31.70	2.75	2.1	1.28		San Juan
SJ-08-030	84.60	87.97	3.37	3.4	1.04		San Juan
Los Angeles (iv)
AN-08-001	28.99	34.12	5.13	4.5	2.61		Los Angeles
and	50.29	53.79	3.50	3.1	1.68
AN-08-002	24.90	28.00	3.10	2.7	1.34		Los Angeles
and	57.92	63.70	5.78	5.0	13.04	12.31
AN-08-003	48.10	48.80	0.70	0.6	2.06		Los Angeles
Mojon SW and NE Extensions
DES-08-001	7.62	12.16	4.54	2.3	4.44		Desconocida
And	40.65	43.65	3.00	1.5	7.20		Desconocida
DES-08-002	99.30	107.26	7.96	4.0	11.77	6.09	Desconocida
DES-08-003	68.39	71.39	3.00	1.5	1.35		Desconocida
DES-08-004	57.00	61.13	4.13	2.1	13.49	8.42	Desconocida
SEE-08-001	nsv						Santa Elena Ext
SEE-08-002	nsv						Santa Elena Ext
SEE-08-003	nsv						Santa Elena Ext
Cuernos do Oro
CO-08-007	69.73	70.40	0.67	0.6	1.10		Cuernos Oro
CO-08-008	127.00	128.00	1.00	0.8	2.95		Cuernos Oro
CO-08-009	nsv						Cuernos Oro
CO-08-010	118.94	121.98	3.04	2.3	2.08		Cuernos Oro
Victoria-Santa Maria
VICSM-08-010	nsv						Santa Maria
VICSM-08-011	nsv						Santa Maria
VICSM-08-012	nsv						Santa Maria
IP Anomalies (Gobierno)
GO-08-007	nsv						Gobierno
GO-08-008	nsv						Gobierno

(i)	All holes are NTW core size
(ii)	High sample assays capped at 25 Au g/t following the practice at the Orosi mine; the cut values were established geostatistically.
(iii)	nsv = no significant values
(iv)	Holes drilled at Los Angeles target previously reported

Table 1B: Collar Coordinates and Orientation of Drill Holes, San Juan, Los Angeles, Cuernos do Oro, Victoria-Santa Maria, Mojon and Gobierno Target Areas, Orosi

Hole	Easting	Northing	Elevation	Length (metres)	Az(i)	Dip(i)
San Juan
SJ-08-015	1352577.62	699441.77	541.55	120.39	135	-55

SJ-08-016	1352606.61	699499.33	554.70	76.20	135	-56
SJ-08-017	1352374.88	699266.47	531.69	67.15	146	-45
SJ-08-018	1352424.35	699341.88	544.29	94.48	135	-56
SJ-08-019	1352378.50	699236.00	528.00	123.44	135	-53
SJ-08-020	1352527.52	699403.40	554.51	106.68	135	-48
SJ-08-021	1352188.43	698962.42	504.67	121.92	135	-46
SJ-08-022	1352564.33	699368.88	536.49	172.21	135	-48
SJ-08-023	1352698.63	699521.63	531.55	188.97	130	-52
SJ-08-024	1353257.90	698995.06	501.99	176.78	135	-50
SJ-08-025	1352449.53	699289.63	532.90	132.58	135	-49
SJ-08-026	1352250.11	699086.98	532.32	121.92	135	-52
SJ-08-027	1352250.11	699086.98	532.32	131.06	135	-65
SJ-08-028	1352233.00	699023.00	511.00	109.72	135	-45
SJ-08-029	1352295.00	699172.00	541.50	76.20	135	-49
SJ-08-030	1352327.50	699151.00	523.00	124.96	135	-45
Los Angeles
AN-08-001	699709.00	1353198.00	505.83	152.09	160	-50
AN-08-002	699824.00	1353250.00	504.35	149.35	160	-50
AN-08-003	699538.00	1353179.00	498.95	263.04	160	-50
Cuernos do Oro
CO-08-007	697563.77	1355578.80	691.30	128.12	180	-65
CO-08-008	697262.11	1355608.38	679.28	147.78	180	-67
CO-08-009	696963.73	1355548.48	665.46	103.83	180	-74
CO-08-010	696963.73	1355548.48	665.46	134.11	180	-70
Mojon SW and NE Extensions
SEE-08-001	1354394.24	698264.15	667.97	150.87	336	-50
SEE-08-002	1354566.80	698303.99	699.17	169.16	156	-50
SEE-08-003	1354293.09	698198.18	634.32	179.83	336	-45
DES-08-001	1354247.61	698056.33	592.85	192.02	150	-45
DES-08-002	1354319.93	698200.81	637.23	220.98	150	-62
DES-08-003	1354278.16	698167.20	633.31	182.88	150	-65
DES-08-004	1354277.50	698111.23	586.56	199.64	150	-50
Victoria-Santa Maria
VICSM-08-010	49620.10	49362.26	448.89	152.40	150	-40
VICSM-08-011	49591.94	49199.19	467.68	246.88	325	-45
VICSM-08-012	49549.81	49284.49	466.81	123.44	360	-50
IP Anomalies (Gobierno)
GB-08-007	1354800.00	698742.00	597.54	201.16	155	-50
GB-08.008	1354817.00	699184.00	596.43	242.31	335	-55
(i)	All measurements are in metres except Azimuth (Az) and Dip which are measured in degrees.

Table 2A: Summary of Drilling Results, Santa Pancha, Limon Mine area

Hole(i)	From (metres)	To (metres)	Core Length (metres)	True Width (metres)	Gold (g/t)		Zone
					Uncut	Cut(ii)
LM-08-023	196.80	202.05	5.25	4.0	1.58		Santa Pancha
LM-08-024	95.90	100.25	4.96	3.8	1.43		Santa Pancha

LM-08-025	122.20	127.90	6.92	2.6	3.40	Santa Pancha
(i)	All holes are NQ core size
(ii)	High sample assays capped at 25 Au g/t following the practice at the Santa Pancha mine; the cut values were established geostatistically.

Table 2B: Collar Coordinates and Orientation of Drill Holes, Santa Pancha, Limón Mine

Hole	Easting	Northing	Elevation	Length (metres)	Az(i)	Dip(i)
LM-08-023	19335.00	13504.50	60.00	262.95	291	-62
LM-08-024	19265.00	13573.00	61.00	118.45	270	-63
LM-08-025	13573.00	13573.00	61.00	167.90	241	-80

(i)	All measurements are in metres except Azimuth (Az) and Dip which are measured in degrees.

QUALIFIED PERSON

Dr. Bill Pearson, P. Geo., Executive Vice President, Exploration for Central Sun Mining, is the Qualified Person responsible for the management of the exploration program and disclosure of the drill results as defined by National Instrument 43-101. The laboratory process reported herein and the internal quality control information are reviewed regularly by Dr. Pearson. Dr. Pearson has read and approved this news release.

About Central Sun Mining Inc.

The Company is a growing gold producer with mining and exploration activities focused in Nicaragua. The Company operates the Limon Mine in Nicaragua and is converting the Orosi Mine in Nicaragua to conventional milling to increase the annual gold output. It also holds an option to acquire a 100% interest in the Mestiza gold property which is located 70 kilometres by road east of the Limon Mine. The Company is focused on efficient and productive mining practices to establish high quality and cost effective operations. Central Sun Mining Inc. is committed to growth by optimizing current operations, expanding mineral reserves and resources at existing mines, exploring its extensive land holdings and seeking strategic mergers or acquisitions in the Americas.

For further information, please contact:

Peter Tagliamonte

President & CEO

CENTRAL SUN MINING INC.

(416) 860-0919

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the completion of the Company’s new strategic plan, the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, outcome, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2007 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The information presented uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investorsare advised that while such terms are recognized and required by Canadian regulations, the United States Securities and ExchangeCommission does not recognize these terms. "Inferred mineral resources" have a great amount of uncertainty as to their existence,and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever beupgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibilityor other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineralresources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any partof an inferred mineral resource exists, or is economically or legally mineable.

Figure 1: Major Target areas, Orosi. The Santa Elena (Descondida) target area is within the circle marked Mojon NE.

Figure 2: San Juan, Orosi, vertical longitudinal section

Figure 3: Santa Pancha, Limon Mine, vertical longitudinal section